UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

RESULTS – 1Q12

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03

Ratings	04

MACROECONOMIC ENVIRONMENT	05

RECENT EVENTS	06

sTRATEGY	07

EXECUTIVE SUMMARY	08

SANTANDER’S RESULTS IN BRAZIL
MANAGERIAL INCOME STATEMENT	09
BALANCE SHEET	14
CARDS	20

Risk Management	21

Sustainable Development and corporate governance	23

Adicional information - balance sheet and MANAGERIAL financial Statements	24

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	27

KEY CONSOLIDATED DATA

CONSIDERATIONS

As of this quarter, the communication with the market starts to be based on the information disclosed according to the Accounting Practices Generally Accepted in Brazil (BR GAAP), in order to meet the demand from the investment community.

KEY CONSOLIDATED DATA

The following data on the results and performance indicators are managerial, which accounting results reconciliation is available on page 27.

MANAGERIAL¹ ANALYSIS	1Q12	1Q11	Var.	4Q11	Var.
			1Q12x1Q11		1Q12x4Q11
RESULTS (R$ million)
Net interest income	8,077	6,791	18.9%	7,378	9.5%
Fee and commission income	2,473	2,142	15.5%	2,319	6.7%
Allowance for loan losses	(3,091)	(2,142)	44.3%	(2,277)	35.8%
General Expenses²	(3,860)	(3,477)	11.0%	(3,908)	-1.2%
Managerial net profit³	1,766	1,827	-3.3%	1,643	7.5%
Accounting net profit	856	1,013	-15.4%	867	-1.2%
BALANCE SHEET (R$ million)
Total assets	415,630	401,753	3.5%	423,726	-1.9%
Securities	62,870	92,802	-32.3%	74,616	-15.7%
Loan portfolio	199,333	169,911	17.3%	197,062	1.2%
Individuals	66,526	57,561	15.6%	65,620	1.4%
Consumer finance	36,402	30,249	20.3%	35,593	2.3%
Small and Medium Enterprises	33,083	26,381	25.4%	31,868	3.8%
Corporate	63,323	55,719	13.6%	63,981	-1.0%
Expanded Credit Portfolio[4]	211,113	178,643	18.2%	208,846	1.1%
Funding from Clients[5]	189,177	165,975	14.0%	179,273	5.5%
Equity[6]	50,440	45,571	10.7%	49,005	2.9%
PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	14.2%	16.2%	-2.0 p.p.	13.5%	0.7 p.p.
Return on average asset excluding goodwill[6] - annualized	1.8%	2.0%	-0.2 p.p.	1.6%	0.2 p.p.
Efficiency Ratio[7]	43.6%	45.9%	-2.2 p.p.	48.6%	-5.0 p.p.
Recurrence Ratio[8]	64.1%	61.6%	2.5 p.p.	59.3%	4.7 p.p.
BIS ratio[9]	24.0%	28.9%	-4.9 p.p.	24.8%	-0.8 p.p.
PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	4.5%	4.0%	0.5 p.p.	4.5%	0.0 p.p.
Delinquency (over 60 days)	5.7%	5.0%	0.7 p.p.	5.5%	0.2 p.p.
Coverage ratio (over 90 days)	134.5%	142.2%	-7.8 p.p.	136.8%	-2.3 p.p.
OTHER DATA
Assets under management - AUM (R$ million)	120,967	115,395	4.8%	113,022	7.0%
Numbers of credit and debit cards (thousand)	43,780	37,884	15.6%	41,699	5.0%
Branches	2,360	2,232	128	2,355	5
PABs (mini branches)	1,416	1,471	(55)	1,420	(4)
ATMs	18,443	18,099	344	18,419	24
Total Customers (thousand)	25,674	23,426	2,248	25,299	376
Total Current Account [10] (thousand)	19,691	18,717	974	19,322	369
Employees	55,053	54,375	678	54,564	489

1. Excludes 100% of the goodwill amortization expense and considers the tax effect hedge, credit recovery and other non-recurring events in the period, as mentioned on page 27.
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real and personnel expenses includes profit sharing
3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization ocurred in the period related to the acquisition of Banco Real. The expenses of goodwill amortization in 1Q12 was 909 million, in 1Q11 was R$ 814 million and in 4Q11 was R$ 776 million.
4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes and Promissory Notes).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI and Treasury Notes (Letras Financeiras - LFT).
6. Excludes 100% of the goodwill amortization expense from the acquisition of Banco Real, that in 1Q12 was R$ 15,665 million, 1Q11 R$ 19,596 million and 4Q11 R$ 16,574 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank. Excluding the goodwill amortization: 19.8% on Mar/12, 22.7% to Mar/11 and 19.9% on Dec/11.
10. Active and inactive current account during a 30-day period, according to the Brazilian Central Bank.

RATINGS

 Santander Brasil is rated by the main international rating agencies as shown in the table below:

RATINGS	Global Scale				National Scale
	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Fitch Ratings (outlook)	A- (negative)	F1	BBB+ (stable)	F2	AAA (bra) (stable)	F1+ (bra)
Standard & Poor s (outlook)	BBB (stable)	A-3	BBB (stable)	A-3	brAAA (stable)	brA-1
	Deposits - Local Currency		Deposits - Foreign Currency		National
Moody's (outlook)	A2 (under review)	Prime-1	Baa2 (positive)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (February 23, 2011); Standard & Poor’s (November 29, 2011) and Moody’s (June 20, 2011).
On 02/24/2012, Moody's placed under review the ratings for local currency deposit of all Brazilian banks.

MACROECONOMIC ENVIROMENT

MACROECONOMIC ENVIROMENT

The 2011 GDP, announced in March, 2012, showed that the Brazilian economy decelerated the pace of growth by registering a 2.7% evolution (in 2010 the growth was 7.5%).

In the beginning of 2012, preliminary figures, such as commerce and industrial production, showed that the economy remains at a moderate pace. On one hand, industrial production shows clear signs of decline, the result of a join of factors: slowdown in global demand, delayed effects of higher interest rates in the first half of 2011 and especially the currency appreciation. In this context, the government has announced measures to stimulate the industry, that include currency and tax measures, the payroll exemption and incentives for domestic production by increasing the volume supply of credit operations. On the other hand, commerce continues with favorable performance, reflecting the expansion of domestic demand - mostly sustained by the dynamism of the labor market. In February, the unemployment rate was 5.7%, the lowest rate for the month of February since the beginning of the series in 2002.

Inflation has declined mainly as a result of falling food prices. Accumulated until February, consumer inflation (IPCA) reached 5.9% (compared to 6.5% in 2011), which enabled the Brazilian Central Bank maintain monetary easing. Thus, the Monetary Policy Committee meeting held in April, the interest rate target (Selic) was reduced to 9.00% p.a.

The stock of credit provided by the financial system reached   R$ 2.0 trillion in February, representing 48.8% of GDP. Credit growth has shown signs of deceleration by companies. Regarding to the individuals’ portfolio, there was growth in operations, accompanied by a slight increase in defaults, which reached 7.6% of loans, which largely reflects the seasonal effects of the beginning of the year.

Despite the unfavorable external environment, Brazil recorded a trade surplus in the 12 months ending in March 2012, 29% above the surplus recorded in the same period in 2011. Net spending on services and income rose early this year, resulting in a current account deficit of US$ 52.4 billion (2.1% of GDP) accumulated until February. On the other hand, foreign direct investment remained strong early this year, totaling US$ 65.0 billion until February and continues more than compensating the current account deficit. The turbulence in internationa markets and especially the recent measures to prevent currency appreciation, seem to have partially affected other external funding sources, such as portfolio investment and some types of short-term capital, but in general, access to international credit remains sufficient to finance the external needs of Brazil. International reserves have stabilized at a level slightly more than US$ 355 billion, consisting in comfortable level to face the international crisis. However, the combination of these effects has kept the Real under some pressure, keeping the exchange rate above R$ 1.80 / US$.

High tax revenues and more accurate control of expenses allowed the public sector to reach primary surplus of 3.3% of GDP in the twelve months ended February 2012, above the target of 3% of GDP for the year. The fiscal effort, combined with lower interest rates and the effects of the recent weakening of the currency (as the public sector is now a net creditor in foreign currency), led the public sector net debt to 37.5% of GDP in late February, a total decrease of 1.3 percentage points in 12 months. The good evolution of the fiscal accounts reinforces the positive outlook on the Brazilian economy, which has been able to withstand the turbulence of the international crisis without substantial risk of tax problems or balance of payments, while it preserved economic growth.

ECONOMIC AND FINANCIAL INDICATORS	1Q12	4Q11	1Q11
Country risk (EMBI)	197	220	172
Exchange rate (R$/ US$ end of period)	1.822	1.876	1.629
IPCA (in 12 months)	5.24%	6.50%	6.30%
Target Selic (Annual Rate)	9.75%	11.00%	11.75%
CDI¹	2.46%	2.67%	2.64%
Ibovespa Index (closing)	64,511	56,754	68,587
1. Quarterly effective rate.

RECENT EVENTS

RECENTS EVENTS

SANTANDER SPAIN´S ADRS SALES AND FREE FLOAT INCREASE

On March 22, 2012 Banco Santander, S.A. (“Santander Spain”) informed to Santander Brasil that, in fulfillment of CVM Instruction No. 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Santander Brasil, it reduced its interest in the capital stock of Santander Brasil in 5.76%, which resulted in the increase of the free-float of the Company to 24.12%. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) results from the following transactions: (i) the transfer of 4.41% of Santander Brasil’s capital stock carried out in January 2012, (ii)             the sale of 0.58% of the capital stock of Santander Brasil carried out until March 22, 2012, and (iii) the transfer of 0.77% of Santander Brasil´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity according to the terms of the bond. Following such transactions, Santander Spain, directly and indirectly, now holds 76.42% of the voting capital and 75.61% of the total capital of Santander Brasil.

FOREIGN SUBSIDIARY

We are establishing an independent subsidiary in Spain, Santander Brasil Establecimiento Financiero de Credito, S.A. (“Santander EFC”), 100% owned by Santander Brasil, in order to complement our foreign trade strategy for corporate clients – large Brazilian companies and their operations abroad – allowing us to provide financial products and services by means of an offshore entity which is not established in a jurisdiction with favorable taxation, such as our Cayman Islands branch, in accordance with law 12,249/2010.

The establishment of foreing subsidiary was approved by the Brazilian Central Bank on September 26, 2011, and by Spanish Ministerio de Economia y Hacienda on February, 6, 2012 and by Banco de Espanã on March, 28, 2012. The remittance of resources to pay up the share capital of the subsidiary, was carried out on March 5, 2012,totaling €748 million. The Santander EFC is being set up and its operational start is planned for May 2012.

STRATEGY

 STRATEGY

Positioned as a universal Bank focused on retail, Santander shares the best global practices that set its business model apart. Efficient cost management, a strong capital base and conservative risk management translate this differential, which is based on 5 main pillars: 1) Customer oriented; 2) Global franchise; 3) Cost efficiency; 4) Prudent risk management; and 5) Solid balance sheet.

In 2011 Santander Brasil attended the Santander Group’s Investor Day in London.  Its main strategic priorities for the 2011-2013 period, as presented to the market, are as follows:

>> The focus in improving customer services through quality services and infrastructure. The goal for opening branches in the period is between 100 and 120 branches per year;

>>    To intensify the relationship with customers in order to become the bank of choice of our customers by 2013;

>> To increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business, mortgages and auto loans;

>>  To take advantage of cross selling opportunities for products and services;

>>   To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness;

>>   To maintain its prudent risk management.

Santander also announced that, in 2012 and 2013, it expects to increase, by a compound annual growth rate, its net profit around 15%, revenues in the 14%-16%, costs (includes amortization) 11%-13% and total loan portfolio 15%-17%.

During the first quarter of 2012, Santander Brasil, aiming to increase its business, intensified its strategic partnerships as, for example, the recent long term partnership with Hyundai Motor Brasil. The bank will have exclusivity on the financing of cars manufactured at the new Hyundai factory, in Piracicaba (SP), which might be inaugurated in the end of 2012. Through this partnership, the automaker's dealers in Brazil have access to competitive financing lines of its stocks, offered exclusively by Santander, and will offer credit for customers to purchase vehicles in the stores.

Furthermore, in order to cater better for the clients’ needs, Santander changed, in 2012, the coverage model for the company clients. Thus, the definition of SMEs reported in this document, which previously comprised companies with annual sales up to R$ 250 million, now encompasses companies with revenues up to R$ 80 million. Companies with revenues between R$ 80 million and R$ 250 million becomes focus of the Corporate Segment.

SUMMARY EXECUTIVE

EXECUTIVE SUMMARY

Santander’s net profit¹ in the first quarter of 2012 totaled R$ 1,766 million, down 3.3% from the same period in 2011 but up 7.5% from the previous quarter. Total equity in 1Q12 stood at R$ 50,440 million, excluding R$ 15,665 million relating to goodwill from the acquisition of Banco Real.  Return on Average Equity (ROAE) adjusted for goodwill reached 14.2%, up 0.7 p.p. on the previous quarter.

Efficiency ratio in 1Q12 came to 43.6%, 2.2 p.p. better than in 1Q11 and 5.0 p.p. over 4Q12. Note that the improvement in the quarter is mainly due to the increase in net interest income and fee and commission income (up 9.5% and 6.7%, respectively), as well as better control over general expenses, which decreased 1.2% in the quarter.

- Soundness indicators: BIS Ratio in March 2012 stood at 24.0%, down 4.9 p.p. in twelve months. Coverage ratio (over 90 days) reached 134.5% in 1Q12.

The total organic² expanded portfolio, grew 17.7% in twelve months and 1.7% in the quarter. The Expanded Credit portfolio³ grew 18.2% in twelve months and 1.1% in the quarter. The Individuals segment grew 15.6% in twelve months and 1.4% in the quarter.

The consumer finance segment grew 20.3% in twelve months and 2.3% in the quarter.

In the SME segment, which, in new coverage model, includes companies with turnover of up to R$ 80 million, totaled R$ 33,083 million in 1Q12, up 25.4% in twelve months and 3.8% in the quarter. The Corporate segment (turnover of over R$ 80 million) grew 13.6% in twelve months and fell 1.0% in the quarter.

Total funding and assets under management, stood at R$ 312,582 million in March 2012, 11.3% higher than in the same period in 2011 and 6.7% in the quarter.

1. Accounting net profit + 100% reversal of goodwill amortization occurred in the period related to the acquisition of Banco Real.

2. Excludes acquired portfolio and includes mortgage portfolio sale. The variation QoQ and YoY excludes the exchange rate effect.

3. Includes other operations with credit risk (debentures, receivables-backed investment funds (FDIC), mortgage-backed securities (CRI), promissory notes and promissory notes placed abroad);

,

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS RESULTS

Next, we present the analysis of the managerial results. The reconciliation between the accounting and the managerial results can be found on page 27.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)	1Q12	1Q11	Var.	4Q11	Var.
			1Q12x1Q11		1Q12x4Q11
NET INTEREST INCOME	8,077	6,791	18.9%	7,378	9.5%
Allowance for Loan Losses	(3,091)	(2,142)	44.3%	(2,277)	35.8%
NET INTEREST INCOME AFTER LOAN LOSSES	4,987	4,649	7.3%	5,101	-2.2%
Fee and commission income	2,473	2,142	15.5%	2,319	6.7%
General Expenses	(3,860)	(3,477)	11.0%	(3,908)	-1.2%
Personnel Expenses + Profit Sharing	(1,824)	(1,661)	9.8%	(1,819)	0.3%
Administrative Expenses[2]	(2,036)	(1,816)	12.1%	(2,088)	-2.5%
Tax Expenses	(803)	(665)	20.8%	(762)	5.4%
Investments in Affiliates and Subsidiaries	0	1	n.a.	3	n.a
Other Operating Income/Expenses³	(901)	(688)	31.0%	(905)	-0.5%
OPERATING INCOME	1,897	1,962	-3.3%	1,848	2.6%
Non Operating Income	43	43	-1.2%	97	-55.5%
NET PROFIT BEFORE TAX	1,939	2,005	-3.3%	1,945	-0.3%
Income Tax	(143)	(160)	-10.9%	(271)	-47.3%
Minority Interest	(31)	(18)	69.4%	(30)	1.5%
NET PROFIT	1,766	1,827	-3.3%	1,643	7.5%
1. Excludes 100% of the goodwill amortization expense and considers the tax effect hedge, credit recovery and other non-recurring events in the period, as mentioned on page 27
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real and personnel expenses includes profit sharing
3. Includes Net Income from Premiums, Pension Funds and Capitalization

NET INTEREST INCOME

Net Interest Income, including income from financial operations, came to R$ 8,077 million in 1Q12, an 18.9% increase over the same period last year and 9.5% in the quarter.

Revenues from credit operations grew 22.0% in twelve months and 3.5% in the quarter, due to the increase in the average credit portfolio volume, of R$ 29.6 billion and R$ 4.5 billion in twelve months and three months respectively. Revenues from deposits declined 5.2% and 9.8% in twelve months and three months respectively.

Others, which include the non-client related interest income plus the income of financial operations, grew 13.5% in twelve months and 41.0% in the quarter.

NET INTEREST INCOME	1Q12	1Q11	Var.	4Q11	Var.
(R$ Million)			1Q12x1Q11		1Q12x4Q11
Net Interest Income	8,077	6,791	18.9%	7,378	9.5%
Loans	6,042	4,954	22.0%	5,836	3.5%
Average volume	195,499	165,890	17.8%	191,011	2.3%
Spread (Annualized)	12.4%	12.1%	0.32 p.p.	12.1%	0.31 p.p.
Deposits	246	259	-5.2%	273	-9.8%
Average volume	118,757	112,921	5.2%	118,824	-0.1%
Spread (Annualized)	0.8%	0.9%	-0.10 p.p.	0.9%	-0.08 p.p.
Others¹	1,789	1,577	13.5%	1,269	41.0%

1. Includes Gains (Losses) on Financial Assets and Liabilities (Net)

SANTANDER BRASIL RESULTS

FEE AND COMMISSION INCOME

Fee and commission income totaled R$ 2,473 million in 1Q12, up 15.5% in twelve months and 6.7% in the quarter.

Insurance fees totaled R$ 460 million in the first quarter, an increase of 2.4% in twelve months and 68.7% in the quarter. The increase in the quarter is mainly due to the seasonal effect of policy renewals, which are usually concentrated in the initial months of the year.

Income from cards, including revenues from acquiring services, totaled R$ 646 million in 1Q12, up 36.7% in twelve months, or R$ 173 million. Growth in card revenues in the quarter was 6.8%.

Income from fund, consortia and asset management totaled R$ 327 million, a 3.7% increase in twelve months and 1.9% increase in the quarter.

FEE AND COMMISSION INCOME	1Q12	1Q11	Var.	4Q11	Var.
(R$ Million)			1Q12x1Q11		1Q12x4Q11
Cards¹	646	473	36.7%	605	6.8%
Insurance fees	460	449	2.4%	273	68.7%
Current Account Services	393	357	10.2%	400	-1.8%
Asset Management²	327	315	3.7%	321	1.9%
Lending Operations	272	221	23.4%	297	-8.3%
Collection Services³	171	146	17.2%	187	-8.2%
Securities Brokerage and Placement Services	87	85	3.1%	107	-18.3%
Others	117	97	21.1%	130	-10.0%
Total	2,473	2,142	15.5%	2,319	6.7%

1. Includes acquiring services 2. Includes income from funds and consortia 3. Includes collection and bills

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Total Administrative + Personnel Expenses (excluding depreciation and amortization) totaled R$ 3,463 million in 1Q12, up 9.3% (R$ 293 million) in twelve months and down 2.0% (R$ 71 million) in the quarter. The decrease in the quarter reflected the lower administrative and personnel expenses.

Administrative expenses totaled R$ 1,639 million in 1Q12, up 8.7% in twelve months and down 4.4% (R$ 76 million) in the quarter. The improvement in the quarter was mainly due to the reduction in expenses related to advertising, promotions and publicity (R$ 56 million), materials (R$ 11 million), and transport and travel (R$ 8 million). Including depreciation and amortization, which reflected our investments in business expansion, administrative expenses grew 12.1% in twelve months and declined 2.5% in the quarter.

Personnel expenses, including profit sharing, totaled R$ 1,824 million in 1Q12, up 9.8% in twelve months, mainly explained by the impact of collective bargaining and staff increase.  In the quarter, the growth of 0.3% reflects mainly, the vacation seasonality.
The efficiency ratio¹, obtained by dividing general expenses by total revenue, reached 43.6%, down 5.0 p.p. on the previous quarter.

¹General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income)

SANTANDER BRASIL RESULTS

EXPENSES' BREAKDOWN (R$ Million)	1Q12	1Q11	Var.	4Q11	Var.
			1Q12x1Q11	1Q12x4Q11
Third-party services	522	472	10.6%	518	0.9%
Advertising, promotions and publicity	86	63	37.7%	142	-39.1%
Data processing	307	283	8.5%	298	3.1%
Communications	150	155	-3.5%	155	-3.6%
Rentals	147	130	12.8%	142	3.1%
Transport and Travel	50	43	17.8%	58	-12.9%
Security and Surveillance	137	124	10.4%	142	-3.9%
Maintenance	48	47	1.5%	45	6.6%
Financial System Services	64	63	0.6%	59	7.9%
Water, Electricity and Gas	45	42	6.1%	41	10.5%
Material	28	26	8.0%	39	-28.5%
Others	56	60	-6.8%	76	-26.4%
Subtotal	1,639	1,508	8.7%	1,714	-4.4%
Depreciation and Amortization	397	308	28.7%	374	6.0%
ADMINISTRATIVE EXPENSES¹	2,036	1,816	12.1%	2,088	-2.5%
Compensation	839	767	9.4%	840	-0.1%
Charges	330	317	4.0%	384	-14.0%
Benefits	262	232	12.6%	227	15.4%
Training	24	29	-17.4%	38	-37.0%
Profit Sharing	365	313	16.7%	325	12.4%
Others	4	3	32.7%	6	-32.0%
PERSONNEL EXPENSES	1,824	1,661	9.8%	1,819	0.3%
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	3,463	3,169	9.3%	3,533	-2.0%
TOTAL GENERAL EXPENSES	3,860	3,477	11.0%	3,908	-1.2%
1. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization ocurred in the period related to the acquisition of Banco Real.
The expenses of goodwill amortization in 1Q12 was 909 million, in 1Q11 was R$ 814 million and in 4Q11 was R$ 776 million.

ALLOWANCE FOR LOAN LOSSES	1Q12	1Q11	Var.	4Q11	Var.
(R$ Million)			1Q12x1Q11		1Q12x4Q11
Gross allowance for loan losses	(3,424)	(2,745)	24.7%	(2,825)	21.2%
Income from recovery of written off loans	334	604	-44.7%	548	-39.1%
Total	(3,091)	(2,142)	44.3%	(2,277)	35.8%

Allowance for loan losses, net of income from recovery of written off loans, totaled R$ 3,091 million in 1Q12, up 44.3% in twelve months and 35.8% in the quarter. The increase noted can be explained, in part, for the decline in the income from recovery of credit written off is due to lower losses resulting from sales made in 2011. The reduction in recoveries in 1Q12 is partially explained by seasonal factors. Besides, the higher recoveries in 20111 are explained by the IT integration. Excluding this effect, the expense for allowance loan losses grew 24.7% YoY and 21.2% over quarter.

1.The technology integration held in 2011, allowed the sale of portfolios of Banco Real, increasing the level of recoveries this year.

SANTANDER BRASIL RESULTS

DELINQUENCY RATIO IN BR GAAP (OVER 90 DAYS)

The delinquency ratio of over 90 days reached 4.5% of the total credit portfolio, up 0.5 p.p. over March 2011, and stable in relation to the previous quarter. During the same period, the delinquency ratio of the individuals segment reached 6.7%, down 0.1 p.p. in the quarter. Delinquency in the corporate and SME segments remained stable at 2.4%.

In this quarter a loan portfolio that was fully provisioned was sold, impacting the over 90 delinquency ratio. Excluding the impact of such loan portfolio sale, the over 90 delinquency ratio would have increased 0.3 pp, reaching 4.8%.

DELINQUENCY RATIO (OVER 60 DAYS)

The delinquency ratio for over 60 days came to 5.7% in 1Q12, up 0.7 p.p. in twelve months and 0.2 p.p. in the quarter.

The over 60 delinquency ratio was also impacted by the sale of the loan portfolio, that was fully provisioned. Excluding such sale, the over 60 delinquency ratio would have increased to 6.1%.

COVERAGE RATIO (BR GAAP)

The BR GAAP coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days. In 1Q12, coverage ratio stood at 134.5%, a 2.3 p.p. decline from the previous quarter.

SANTANDER BRASIL RESULTS

OTHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) totaled R$ 901 million in 1Q12, down 0.5% in the quarter and up 31.0% in twelve months, due to the increase in cards expenses.

OTHER OPERATING INCOME	1Q12	1Q11	Var.	4Q11	Var.
(EXPENSES) (R$ Million)			1Q12x1Q11		1Q12x4Q11
Other operating income (expenses)	(901)	(688)	31.0%	(905)	-0.5%
Expenses from cards	(307)	(175)	75.2%	(266)	15.5%
Income from premiums, pension plans and	105	188	-44.1%	81	29.6%
Capitalization
Provisions for contingencies¹	(468)	(537)	-12.8%	(585)	-20.0%
Others	(231)	(164)	41.2%	(135)	70.6%

1. Includes fiscal, civil and labor provisions. In 4Q11 does not consider additional provisions from labor issue, which amount is R$ 648.7 million.

INCOME TAX

Income tax totaled R$ 143 million in 1Q12, down 10.9% in twelve months and 47.3% in the quarter.

SANTANDER BRASIL RESULTS

balance sheet

In March 2012, total asset balance stood at R$ 415,630 million, up 3.5% in twelve months and down 1.9% in the quarter. The total equity amounted R$ 66,105 million. Excluding the goodwill from amortization of Banco Real, the total equity totalized R$ 50.440 million.

ASSETS (R$ Million)	Mar/12	Mar/11	Var.	Dec/11	Var.
		Mar12xMar11		Mar12xDec11
Current Assets and Long Term Assets	391,458	374,580	4.5%	398,671	-1.8%
Cash and Cash Equivalents	5,658	4,100	38.0%	4,471	26.5%
Interbank Investments	29,220	21,001	39.1%	25,485	14.7%
Money Market Investments	21,535	15,023	43.3%	18,966	13.5%
Interbank Deposits	4,948	3,600	37.4%	3,195	54.9%
Foreign Currency Investments	2,738	2,378	15.1%	3,324	-17.6%
Securities and Derivative Financial Instrument	62,870	92,802	-32.3%	74,616	-15.7%
Own Portfolio	28,047	22,033	27.3%	22,939	22.3%
Subject to Repurchase Commitments	19,191	30,687	-37.5%	33,290	-42.4%
Posted to Central Bank of Brazil	1,579	6,664	-76.3%	2,221	-28.9%
Pledged in Guarantees	10,319	28,313	-63.6%	11,918	-13.4%
Others	3,733	5,104	-26.9%	4,247	-12.1%
Interbank Accounts	44,098	44,094	0.0%	45,258	-2.6%
Interbranch Accounts	3	37	n.a.	1	n.a.
Lending Operations	187,355	160,226	16.9%	185,064	1.2%
Lending Operations	199,333	169,911	17.3%	197,062	1.2%
(Allowance for Loan Losses)	(11,979)	(9,685)	23.7%	(11,998)	-0.2%
Other Receivables	60,798	50,992	19.2%	62,600	-2.9%
Others Assets	1,457	1,328	9.7%	1,177	23.8%
Permanent Assets	24,172	27,173	-11.0%	25,055	-3.5%
Investments	40	89	-54.5%	69	-41.7%
Fixed Assets	4,951	4,496	10.1%	4,935	0.3%
Intangibles	19,181	22,588	-15.1%	20,051	-4.3%
Goodwill	27,037	27,978	-3.4%	27,031	0.0%
Intangible Assets	6,305	5,694	10.7%	6,192	1.8%
(Accumulated Amortization)	(14,161)	(11,084)	27.8%	(13,172)	7.5%
Total Assets	415,630	401,753	3.5%	423,726	-1.9%

Goodwill (net of the amortization)	15,665	19,596	-20.1%	16,574	-5.5%
Total Assets (excluding goodwill)	399,965	382,157	4.7%	407,152	-1.8%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Mar/12	Mar/11	Var.	Dec/11	Var.
		Mar12xMar11		Mar12xDec11
Current Liabilities and Long Term Liabilities	348,961	336,082	3.8%	357,597	-2.4%
Deposits	122,907	119,684	2.7%	121,798	0.9%
Demand Deposits	11,817	14,901	-20.7%	13,537	-12.7%
Savings Deposits	23,922	30,195	-20.8%	23,293	2.7%
Interbank Deposits	2,953	2,084	41.7%	2,870	2.9%
Time Deposits	84,214	71,653	17.5%	82,097	2.6%
Other Deposits	-	851	n.a.	-	n.a.
Money Market Funding	66,548	66,405	0.2%	78,036	-14.7%
Own Portfolio	51,222	57,125	-10.3%	62,756	-18.4%
Third Parties	8,460	3,510	141.0%	7,368	14.8%
Free Portfolio	6,865	5,770	19.0%	7,912	-13.2%
Funds from Acceptance and Issuance of Securities	47,406	27,584	71.9%	39,933	18.7%
Resources from Real Estate Credit Notes, Mortgage	36,807	19,471	89.0%	30,450	20.9%
Notes, Credit and Similar
Securities Issued Abroad	9,805	7,450	31.6%	8,697	12.7%
Others	793	662	19.8%	787	0.8%
Interbank Accounts	1,530	1,305	17.2%	8	n.a.
Interbranch Accounts	1,195	1,801	-33.7%	2,013	-40.6%
Borrowings	13,108	12,213	7.3%	14,822	-11.6%
Domestic Onlendings -Official Institutions	10,063	11,444	-12.1%	10,222	-1.5%
Foreign Onlendings	499	1,002	-50.2%	1,077	-53.6%
Derivative Financial Instruments	3,805	4,819	-21.1%	4,683	-18.8%
Other Payables	81,699	89,638	-8.9%	84,799	-3.7%
Deferred Income	202	187	8.0%	207	-2.6%
Minority Interest	564	504	11.8%	551	2.4%
Equity	66,105	65,167	1.4%	65,579	0.8%
Total Liabilities	415,630	401,753	3.5%	423,726	-1.9%

Equity (excluding goodwill)	50,440	45,571	10.7%	49,005	2.9%

SECURITIES

Securities totaled R$ 62,870 million in 1Q12, down 15.7% in the quarter and 32.3%, in twelve months, mainly due to the transfer of “PGBL/VGBL fund quotas” to Zurich Santander Insurance America, S.L, as a result of the execution of the sale of Santander Seguros in October 2011.

SECURITIES (R$ Million)	Mar/12	Mar/11	Var.	Dec/11	Var.
		Mar12xMar11			Mar12xDec11
Public securities	45,056	57,845	-22.1%	56,550	-20.3%
Private securities, funds quotas / others	14,083	12,171	15.7%	13,821	1.9%
PGBL / VGBL funds' quotas	-	17,683	n.a.	-	n.a.
Financial instruments	3,731	5,102	-26.9%	4,245	-12.1%
Total	62,870	92,802	-32.3%	74,616	-15.7%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

The credit portfolio stood at R$ 199,333 million in 1Q12, up 17.3% in twelve months and 1.2% in the quarter. Noted that this quarter, the credit portfolio growth was impacted down by the sale of the loan portfolio that was fully provisioned. Excluding the impact of that sale, the portfolio would have grown 0.3 p.p. more in the quarter, achieving a variation of 1.5%.

 The expanded credit portfolio (excludes guarantees), which includes other operations with credit risk, grew 18.2% in twelve months and 1.1% in the quarter.

The total organic expanded portfolio, which includes other operations with credit risk and securitization of mortgages but excludes portfolio acquisition, grew 19.2% in twelve months and 1.4% in the quarter. Since the BRL/USD exchange rate strengthened, it impacted negatively the growth in the quarter. Excluding such impact, the portfolio would have grown 0.3 p.p. more or 1.7% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT	Mar/12	Mar/11	Var.	Dec/11	Var.
TO CLIENTS (R$ Million)			Mar12xMar11		Mar12xDec11
Individuals	66,526	57,561	15.6%	65,620	1.4%
Consumer Finance	36,402	30,249	20.3%	35,593	2.3%
SMEs	33,083	26,381	25.4%	31,868	3.8%
Corporate	63,323	55,719	13.6%	63,981	-1.0%
Total portfolio	199,333	169,911	17.3%	197,062	1.2%
Other credit related transactions¹	11,779	8,733	34.9%	11,784	0.0%
Total expanded credit portfolio	211,113	178,643	18.2%	208,846	1.1%
Total guarantees	23,609	20,934	12.8%	23,259	1.5%
Total expanded credit portfolio with guarantees	234,722	199,577	17.6%	232,105	1.1%

Total organic expanded credit portfolio²	208,124	174,539	17.7%	205,265	1.7%
1 - Includes Debenture, FIDC, CRI , Floating Rate Notes and Promissory Notes 2. Excludes acquired portfolio and includes mortgage portfolio sale. The variation excludes the exchange rate effect.

LOANS TO INDIVIDUALS

Loans to individuals grew 15.6% (R$ 8,965 million) in twelve months to reach R$ 66,526 million. Growth in the quarter was 1.4% (R$ 906 million).

The credit card portfolio grew 28.3% in twelve months to reach R$ 13,798 million in 1Q12. In the quarter, a decrease of 2.5%.

 Payroll loan portfolio grew 8.0% in twelve months and 2.0% in the quarter, reaching R$ 15,444 million in March 2012.

CONSUMER FINANCE

The consumer finance portfolio in 1Q12 totaled R$ 36,402 million, up 20.3% (R$ 6,153 million) in twelve months and 2.3% (R$ 809 million) in comparison with December.

SANTANDER BRASIL RESULTS

 CORPORATE AND SMES LOANS

 Santander changed, in 2012, the coverage model for the company clients. Thus, the definition of SMEs reported in this document, which previously comprised companies with annual sales up to R$ 250 million, now encompasses companies with revenues up to R$ 80 million. Companies with revenues between R$ 80 million and R$ 250 million becomes focus of the Corporate Segment. Due to this new segmentation, there is a transfer from the Small and Medium Enterprises’ loan portfolio to Corporate loan portfolio, of approximately R$ 16 billion, by considering the 4Q11 loan portfolio.

Corporate and SME loans totaled R$ 96,406 million in 1Q12, up 17.4% in twelve months and 0.6% in the quarter.

Loans to Corporate totaled R$ 63,323 million, up 13.6% in twelve months and down 1.0% in the quarter.  The quarterly decrease, adjusted for the BRL strengthening , -0.1%.

Loans to SMEs totaled R$ 33,083 million in 1Q12, up 25.4% in twelve months and 3.8% in the quarter.

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Mar/12	Mar/11	Var.	Dec/11	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Mar12xMar11		Mar12xDec11
Individuals
Leasing / Auto Loans¹	2,326	2,466	-5.7%	2,277	2.2%
Credit Card	13,798	10,758	28.3%	14,144	-2.5%
Payroll Loans²	15,194	14,305	6.2%	15,142	0.3%
Mortgages³	9,518	7,109	33.9%	9,331	2.0%
Agricultural Loans	2,516	2,710	-7.2%	2,492	0.9%
Personal Loans / Others	23,175	20,212	14.7%	22,234	4.2%
Total Individuals	66,526	57,561	15.6%	65,620	1.4%
Consumer Finance	36,402	30,249	20.3%	35,593	2.3%
Corporate and SMEs
Leasing / Auto Loans	3,149	2,941	7.1%	3,029	4.0%
Real Estate	6,525	5,700	14.5%	6,280	3.9%
Trade Finance	16,680	20,911	-20.2%	17,749	-6.0%
On-lending	9,026	7,738	16.6%	9,070	-0.5%
Agricultural Loans	1,748	1,991	-12.2%	1,909	-8.4%
Working capital / Others	59,278	42,819	38.4%	57,812	2.5%
Total Corporate and SMEs	96,406	82,101	17.4%	95,848	0.6%
Total Credit	199,333	169,911	17.3%	197,062	1.2%
Other Credit Risk Transactions with clients[4]	11,779	8,733	34.9%	11,784	0.0%
Total Expanded Credit Portfolio	211,113	178,643	18.2%	208,846	1.1%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 31.983 MM no 1Q12,R$ 30,637 in 4Q11 and R$ 26,431 million in 1Q11.

2. Includes Payroll Loan acquired portfolio. Excluding acquired portfolio, the growth in twelve months was 26.1% and 5.0% in the quarter.

3. In 1Q12, a portfolio amounting R$ 615 mln was reclassified from Mortgages to Individuals to Others within the segment Corporates. Excluding such reclassification, the mortgage portfolio growth for individuals would have increased 9.2% in the quarter and Others within the segment Corporates would have increased by 1.5%.

4. Includes "Debenture", FIDC, CRI, Floating Rate Notes and Promissory Notes

SANTANDER BRASIL RESULTS

FUNDING

Funding totaled R$ 189,177 million in March 2012, up 14.0% in twelve months and 5.5% in three months. The growth in twelve months is partly due to an important funding instrument – Treasury Notes (Letras Financeiras) – which provides greater stability to funding, given that the minimum maturity term is two years.

FUNDING (R$ Million)	Mar/12	Mar/11	Var.	Dec/11	Var.
			Mar12xMar11		Mar12xDec11
Demand deposits	11,817	14,901	-20.7%	13,537	-12.7%
Savings deposits	23,922	30,195	-20.8%	23,293	2.7%
Time deposits	84,214	71,653	17.5%	82,097	2.6%
Debenture/LCI/LCA¹	43,418	38,342	13.2%	39,794	9.1%
Treasury Notes (Letras Financeiras )	25,805	10,884	137.1%	20,552	25.6%
Funding from clients	189,177	165,975	14.0%	179,273	5.5%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

CREDIT/FUNDING RATIO

The following table shows the sources of funds used in credit operations, which includes deposits from clients, net of reserve requirements, offshore and domestic funding, as well as securities issued abroad.

The credit/funding ratio reached 105% in March 2012.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Mar/12	Mar/11	Var.	Dec/11	Var.
			Mar12xMar11		Mar12xDec11
Funding from clients (A)	189,177	165,975	14.0%	179,273	5.5%
(-) Reserve Requirements	42,236	42,553	-0.7%	45,029	-6.2%
Funding Net of Reserve Requirements	146,941	123,422	19.1%	134,244	9.5%
Borrowing and Onlendings	10,063	11,444	-12.1%	10,222	-1.5%
Subordinated Debts	11,199	9,974	12.3%	10,908	2.7%
Offshore Funding	23,413	20,666	13.3%	24,595	-4.8%
Total Funding (B)	191,615	165,506	15.8%	179,969	6.5%
Assets under management	120,967	115,395	4.8%	113,022	7.0%
Total Funding and Asset under management	312,582	280,901	11.3%	292,991	6.7%
Funding from clients (C)	199,333	169,911	17.3%	197,062	1.2%
C / B (%)	104%	103%		109%
C / A (%)	105%	102%		110%

SANTANDER BRASIL RESULTS

BIS RATIO – BR GAAP

The BIS ratio reached 24.0% in March 2012, down 4.9 p.p. from the same period the previous year and 0.8 p.p. from December 2011.

According to Brazilian regulation, the minimum ratio is 11%.

The ratio below includes amortized goodwill while calculating the regulatory capital.

Excluding goodwill from the acquisition of Banco Real, the BIS ratio reached 19.8 % in March 2012, against 22.7% in March 2011.

OWN RESOURCES AND BIS (R$ Million)	Mar/12	Mar/11	Var.	Dec/11	Var.
		Mar12xMar11			Mar12xDec11
Adjusted Tier I Regulatory Capital	65,309	65,069	0.4%	64,760	0.8%
Tier II Regulatory Capital	6,629	7,342	-9.7%	6,642	-0.2%
Adjusted Regulatory Capital (Tier I and II)	71,937	72,410	-0.7%	71,402	0.8%
Required Regulatory Capital	32,993	27,565	19.7%	31,702	4.1%
Adjusted Portion of Credit Risk	29,532	24,898	18.6%	28,761	2.7%
Market Risk Portion	1,613	980	64.6%	1,219	32.3%
Operacional Risk Portion	1,848	1,688	9.5%	1,721	7.4%
Basel II Ratio	24.0%	28.9%	-4.9 p.p.	24.8%	-0.8 p.p.
Tier I (considering goodwill)	21.8%	26.0%	-4.2 p.p.	22.5%	-0.7 p.p.
Tier II (considering goodwill)	2.2%	2.9%	-0.7 p.p.	2.3%	-0.1 p.p.

CARDS

CARDS - ISSUER

Santander ended 1Q12 continuing its strategy of expanding its operations in the credit cards market.

We maintained our focus on our alliances with Vivo and the Raízen Group. Both partnerships aim to grow our client base by launching products that offer exclusive advantages in the companies’ areas of operation, in addition to the differentials of Santander’s cards.

The alliance with Vivo is in the implementation stage and the marketing of these products will begin in 3Q12. In case of Raízen, we continued offering out product in the Shell and Esso gas stations.

As in the previous quarters, we continue to offer our clients differentiated products that are designed for the diverse needs of our clients.

Through these initiatives, we continue to expand our client base, while constantly seeking to improve client satisfaction.

NUMBER OF TRANSACTIONS AND FINANCIAL VOLUME

 The number of transactions in 1Q12 reached 227 million, a 6.5% increase over the previous quarter and 18.6% over the same period the previous year.

Financial transaction volume (credit and debit) in 1Q12 totaled R$ 35.9 billion, a 16.9% increase over the same period the previous year.

credit CARD portfolio

Total credit card portfolio grew 27% in 1Q12 compared to the same period the previous year.

CARD BASE

The credit card base grew 5.0% over the previous quarter, reaching 13.1 million cards. Growth in 12 months was 13.1%. Debit cards totaled 30.3      million at the end of the quarter, up 15.2% in one year and 3.7% in the quarter.

RISK MANAGEMENT

Corporate Governance of Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with corporate standards and weekly meetings held to establish the following responsibilities:

•         Approve proposals, transactions and limits of client and portfolio.

•         Ensure that the performance of Santander is consistent with the level of risk tolerance, previously approved by Executive Committee and the Council, aligned with the policies of the Santander Group.

•         To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties.

•         To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector. The risk function at Banco Santander is executed via the Executive Vice-Presidency for Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the Chairman of Banco Santander and to the head of the Grupo Santander risk department.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

•         Methodology and control, which adapts the policies, methodologies and the risk control systems.

•         Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

CREDIT RISK

Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

market risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

Risk management at Banco Santander is based on the following principles:

•         Independence from the risk function in relation to business;

•         The involvement of senior management in decision-making;

•         A consensus between the risk and business departments on decisions involving credit operations;

•         Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

•         The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;

•         Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

•         The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the bank, and continuous monitoring to prevent the portfolios from deteriorating; and

RISK MANAGEMENT

•         The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

Lei Sarbanes-OXley

Banco Santander´s corporative areas, Technologic and Operational Risk Management and Internal Controls - SOX, are subject to different vice presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides improving the internal control environment, satisfies the regulatory bodies, New Basel Accord - BIS II and Sarbanes-Oxley requirements. Banco Santander also complies with the guidelines set out by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed model and procedures are intending to achieve and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is a continuous acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the improvement of this culture and framework of the technologic and operational risk management risk and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

The Board of Directors of Banco Santander have opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.

Operational and Technological Risks Department

The Operational and Technological Risks Department is responsible for implementing best practices for the management and control of operational risks, technological risks and business continuity.  The department assists managerial and operational staff in meeting their strategic objectives, strengthening the robustness of the decision-making process, optimizing execution of daily activities, in addition to complying with regulatory obligations.  Overall, the joint effort results in maintaining the Bank’s soundness, reliability and reputation.

The foundations of the operational and technological risk management and control model combine two approaches: centralized and decentralized.

Environmental and Social Risk

Risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which no possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers and guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training and shopping areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE

SUSTAINABLE DEVELOPMENT

Besides being once more selected to be part of ISE (Índice de Sustentabilidade Corporativa), BOVESPA´s sustainability index, Santander was elected as the world´s greenest bank, by Bloombergs´ Market. The evaluation is based on Santander´s intensive participation in financing clean energy as well as its performance on its own power consumption and carbon footprint.

In the first quarter of 2012, Santander Asset Management obtained the 5th place in the ranking of the list of administrators with more funds classified as excellent by the Investidor Institucional magazine. Among the eight funds classified as excellent in this ranking is Ethical, pioneer in SRI funds in Brazil.

The “Programa de Qualificação de Corretoras do Banco Santander Brasil” (Broker Qualification Program of Banco Santander Brasil), whose objective is to classify the brokers that work with our Treasury, considering the aspects of governance, technical-operational, administrative, financial and Environmental, had its criteria reassessed in 2011. In March the “Índice de Qualificação de Corretoras Ponderado – IQCp” (Broker Qualification Weighted Index), used by the Compliance area to set the frequency that we work with brokers, was disclosed. This initiative is relevant because we operate with the major brokers of the Brazilian market. Together, they account for approximately 85% of total volume traded on the BM&F Bovespa and have an enormous capacity to influence the local financial market.

The “Espaço de Práticas em Sustentabilidade” (Space for Sustainability Practices), a program created in 2007 to share sustainability practices with society, started its 2012 activities with a lecture by the scientist Fritjof Capra, a specialist in systemic thinking and environmental issues. The lecture had a record on-site attendance of 624 people, as well as being watched by 2,272 from 9 different countries. Dr. Capra has also participated in a dialogue session attended by 116 HR partners and suppliers, mostly those involved with education and organizational development.

In partnership with Santander Universidades and Universia, the Space for Sustainability Practices has also launched a challenge for Economics and Management university professors, which include the discussion of environmental and social aspects in their teaching practices. Over 200 professors registered, and 41 professors qualified for the second phase of the challenge.

CORPORATE GOVERNANCE

On February 7th, the Bank held an Extraordinary General Meeting to resolve on granting for Bonus Deferral Plans related to 2011, to directors, managerial employees and other employees of Santander Brazil and companies under its control and amendment of the Company´s Bylaws pursuant to Resolution 3921 of November 25, 2010, issued by the National Monetary Council, which determines the establishment of a Compensation Committee.

On the first quarter of 2012, members of the Corporate Governance and Sustainability Committee met for the first time, a fact which initiated the discussions and contributions to the models of corporate governance and sustainability adopted by Santander Brasil.

The Bank has, since 2010, the Compensation and Appointment Committee. However, for fully adequate to Resolution 3.921, it has inserted in its Bylaws the main powers of this committee and changed its internal regulations, as approved at the meeting of the Board of Directors held on February 29.

Although, during the same meeting, Mr. Juan Manuel Hoyos Martinez de Irujo was elected to the position of Executive Vice President of Strategy and, on March 28, Mr. Conrado Engel and Mr. Pedro Paulo Longuini were elected to the positions of Senior Executive Vice President Head of Retail and Executive Vice President of Quality and Efficiency, respectively.

On March 16, Mr. Celso Clemente Giacometti, Mr. Rene Luiz Grande and Mr. Sergio Darcy Alves da Silva were reappointed to the position of members of the Audit Committee for a term of one year from the date of their election. And on March 23, Mr. Eduardo Nunes Gianini was elected as a new member of the Compensation and Appointment Committee, with term until the first meeting of the Board of Directors held after the Annual General Meeting 2013.

Finally, on March 25, the Bank published the Manual for Participation in General Meeting of Shareholders, containing the message of the Board of Directors Chairman, the notice of the call, an indication on how the shareholders participate and the management proposal.

ADICIONAL INFORMATION-BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

ASSETS (R$ Million)	Mar/12	Dec/11	Sep/11	Jun/11	Mar/11
Current Assets Long Term Assets	391,458	398,671	410,671	398,142	374,580
Cash and Cash Equivalents	5,658	4,471	4,587	4,231	4,100
Interbank Investments	29,220	25,485	24,781	22,896	21,001
Money Market Investments	21,535	18,966	19,675	16,406	15,023
Interbank Deposits	4,948	3,195	2,792	3,463	3,600
Foreign Currency Investments	2,738	3,324	2,313	3,027	2,378
Securities and Derivative Financial Instrument	62,870	74,616	73,968	104,642	92,802
Own Portfolio	28,047	22,939	24,333	25,493	22,033
Subject to Repurchase Commitments	19,191	33,290	25,892	36,234	30,687
Posted to Central Bank of Brazil	1,579	2,221	7,248	7,340	6,664
Pledged in Guarantees	10,319	11,918	10,613	30,303	28,313
Others	3,733	4,247	5,881	5,272	5,104
Interbank Accounts	44,098	45,258	45,730	46,266	44,094
Restricted Deposits:	42,438	45,228	43,992	44,481	42,742
-Central Bank of Brazil	42,236	45,029	43,797	44,289	42,553
-National Housing System	202	199	195	192	189
Others	1,660	30	1,738	1,785	1,352
Interbranch Accounts	3	1	10	20	37
Lending Operations	187,355	185,064	176,965	165,023	160,226
Lending Operations	199,333	197,062	188,389	175,837	169,911
(Allowance for Loan Losses)	(11,979)	(11,998)	(11,423)	(10,814)	(9,685)
Other Receivables	60,798	62,600	59,348	53,535	50,992
Foreign Exchange Portfolio	29,508	32,920	32,240	25,126	24,155
Tax Credits	15,271	15,130	15,300	14,084	13,427
Others	16,019	14,549	11,808	14,324	13,411
Others Assets	1,457	1,177	25,282	1,529	1,328
Permanent Assets	24,172	25,055	25,229	26,514	27,173
Investments	40	69	72	67	89
Fixed Assets	4,951	4,935	4,609	4,490	4,496
Intangibles	19,181	20,051	20,549	21,958	22,588
Goodwill	27,037	27,031	27,023	28,013	27,978
Intangible Assets	6,305	6,192	6,071	6,040	5,694
(Accumulated Amortization)	(14,161)	(13,172)	(12,545)	(12,095)	(11,084)
Total Assets	415,630	423,726	435,900	424,657	401,753

ADICIONAL INFORMATION-BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

LIABILITIES (R$ Million)	Mar/12	Dec/11	Sep/11	Jun/11	Mar/11
Current Liabilities and Long Term Liabilities	348,961	357,597	369,891	359,451	336,082
Deposits	122,907	121,798	119,920	121,677	119,684
Demand Deposits	11,817	13,537	13,869	14,073	14,901
Savings Deposits	23,922	23,293	30,271	30,299	30,195
Interbank Deposits	2,953	2,870	2,370	2,283	2,084
Time Deposits	84,214	82,097	73,411	75,021	71,653
Other Deposits	-	-	-	-	851
Money Market Funding	66,548	78,036	72,047	74,813	66,405
Own Portfolio	51,222	62,756	55,685	64,529	57,125
Third Parties	8,460	7,368	6,760	361	3,510
Free Portfolio	6,865	7,912	9,602	9,923	5,770
Funds from Acceptance and Issuance of Securities	47,406	39,933	39,285	33,403	27,584
Resources from Real Estate Credit Notes, Mortgage Notes,
Credit and Similar	36,807	30,450	28,216	24,053	19,471
Securities Issued Abroad	9,805	8,697	10,217	8,550	7,450
Others	793	787	852	800	662
Interbank Accounts	1,530	8	1,580	1,653	1,305
Interbranch Accounts	1,195	2,013	1,253	1,490	1,801
Borrowings	13,108	14,822	16,163	13,379	12,213
Domestic Onlendings -Official Institutions	10,063	10,222	11,113	11,261	11,444
(BNDES)	5,441	5,442	6,291	6,323	6,401
National Equipment Financing Authority (FINAME)	4,441	4,579	4,691	4,839	4,912
Other Institutions	181	200	131	100	131
Foreign Onlendings	499	1,077	1,199	990	1,002
Derivative Financial Instruments	3,805	4,683	6,502	5,177	4,819
Other Payables	81,699	84,799	100,629	95,415	89,638
Foreign Exchange Portfolio	29,761	32,794	29,336	25,265	24,240
Tax and Social Security	15,838	14,752	14,823	15,052	13,389
Subordinated Debts	11,199	10,908	10,603	10,276	9,974
for sale	-	-	21,933	-	-
Others	24,901	26,345	23,935	44,822	42,036
Deferred Income	202	207	201	193	187
Minority Interest	564	551	536	520	504
Equity	66,105	65,579	65,473	64,684	65,167
Total Liabilities	415,630	423,726	435,900	424,656	401,753

ADICIONAL INFORMATION-BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments  are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in a foreign branch and subsidiary, so that the Net Profit is protected from the FX variations related to the foreign exchange exposure of the income tax line. Therefore, our effective tax rate and the income from gains (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange fluctuations.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)	1Q12	4Q11	3Q11	2Q11	1Q11
NET INTEREST INCOME	8,077	7,378	7,148	6,761	6,791
Allowance for Loan Losses	(3,091)	(2,277)	(2,489)	(2,551)	(2,142)
NET INTEREST INCOME AFTER LOAN LOSSES	4,987	5,101	4,659	4,211	4,649
Fee and commission income	2,473	2,319	2,255	2,234	2,142
General Expenses	(3,860)	(3,908)	(3,575)	(3,470)	(3,477)
Personnel Expenses + Profit Sharing	(1,824)	(1,819)	(1,654)	(1,614)	(1,661)
Administrative Expenses²	(2,036)	(2,088)	(1,921)	(1,856)	(1,816)
Tax Expenses	(803)	(762)	(799)	(733)	(665)
Investments in Affiliates and Subsidiaries	0	3	(1)	1	1
Other Operating Income/Expenses³	(901)	(905)	(815)	(810)	(688)
OPERATING PROFIT	1,897	1,848	1,724	1,432	1,962
Non Operating Income	43	97	41	125	43
NET PROFIT BEFORE TAX	1,939	1,945	1,765	1,557	2,005
Income Tax	(143)	(271)	(108)	8	(160)
Minority Interest	(31)	(30)	(16)	(16)	(18)
NET PROFIT	1,766	1,643	1,641	1,549	1,827

FISCAL HEDGE (R$ Million)	1Q12	4Q11	3Q11	2Q11	1Q11
Net Interest Income	309	(150)	(2,050)	356	198
Tax Expenses	(43)	(8)	220	(55)	(34)
Income Tax	(267)	158	1,831	(301)	(164)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

ACCOUNTING AND MANAGERIAL RESULTS	1Q12						1Q12
			Reclassifications			Non-
RECONCILIATION						recurring
	Accounting	Tax Effect of	Credit	Amortization of	Profit	events	Managerial
(R$ Million)		Hedge	Recovery	goodwill	Sharing
NET INTEREST INCOME	8,720	309	334	-	-	-	8,077
Allowance for Loan Losses	(3,424)	-	(334)	-	-	-	(3,091)
NET INTEREST INCOME AFTER LOAN LOSSES	5,295	309	-	-	-	-	4,986
Fee and commission income	2,473	-	-	-	-	-	2,473
General Expenses	(4,404)	-	-	-	-	-	(3,860)
Personnel Expenses + Profit Sharing	(1,459)	-	-	-	365	-	(1,824)
Administrative Expenses	(2,945)	-	-	(909)	-	-	(2,036)
Tax Expenses	(846)	(43)	-	-	-	-	(803)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	0
Other Operating Income/Expenses	(901)	-	-	-	-	-	(901)
OPERATING INCOME	1,619	267	-	(909)	365	-	1,896
Non Operating Income	43	-	-	-	-	-	43
NET PROFIT BEFORE TAX	1,662	267	-	(909)	365	-	1,939
Income Tax	(409)	(267)	-	-	-	-	(143)
Profit Sharing	(365)	-	-	-	(365)	-	0
Minority Interest	(31)	-	-	-	-	-	(31)
NET PROFIT	856	-	-	(909)	-	-	1,766

ACCOUNTING AND MANAGERIAL RESULTS	1Q11						1Q11
			Reclassifications			Non-
RECONCILIATION						recurring
		Tax Effect of	Credit	Amortization of	Profit	events
(R$ Million)	Accounting	Hedge	Recovery	goodwill	Sharing		Managerial
NET INTEREST INCOME	7,592	198	604	-	-	-	6,791
Allowance for Loan Losses	(2,745)	-	(604)	-	-	-	(2,142)
NET INTEREST INCOME AFTER LOAN LOSSES	4,847	198	-	-	-	-	4,649
Fee and commission income	2,142	-	-	-	-	-	2,142
General Expenses	(3,978)	-	-	-	-	-	(3,477)
Personnel Expenses + Profit Sharing	(1,348)	-	-	-	313	-	(1,661)
Administrative Expenses	(2,630)	-	-	(814)	-	-	(1,816)
Tax Expenses	(699)	(34)	-	-	-	-	(665)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-	1
Other Operating Income/Expenses	(688)	-	-	-	-	-	(688)
OPERATING INCOME	1,624	164	-	(814)	313	-	1,962
Non Operating Income	43	-	-	-	-	-	43
NET PROFIT BEFORE TAX	1,667	164	-	(814)	313	-	2,005
Income Tax	(324)	(164)	-	-	-	-	(160)
Profit Sharing	(313)	-	-	-	(313)	-	-
Minority Interest	(18)	-	-	-	-	-	(18)
NET PROFIT	1,013	-	-	(814)	-	-	1,827

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS	4Q11						4Q11
			Reclassifications			Non-
RECONCILIATION						recurring
	Accounting	Tax Effect of	Credit	Amortization of	Profit	events	Managerial
(R$ Million)		Hedge	Recovery	goodwill	Sharing
NET INTEREST INCOME	7,776	(150)	548	-	-	-	7,378
Allowance for Loan Losses	(2,825)	-	(548)	-	-	-	(2,277)
NET INTEREST INCOME AFTER LOAN LOSSES	4,951	(150)	-	-	-	-	5,101
Fee and commission income	2,319	-	-	-	-	-	2,319
General Expenses	(4,359)	-	-	-	-	-	(3,908)
Personnel Expenses + Profit Sharing	(1,494)	-	-	-	325	-	(1,819)
Administrative Expenses	(2,864)	-	-	(776)	-	-	(2,088)
Tax Expenses	(770)	(8)	-	-	-	-	(762)
Investments in Affiliates and Subsidiaries	3	-	-	-	-	-	3
Other Operating Income/Expenses	(1,554)	-	-	-	-	(649)	(905)
OPERATING INCOME	590	(158)	-	(776)	325	(649)	1,848
Non Operating Income	746	-	-	-	-	649	97
NET PROFIT BEFORE TAX	1,336	(158)	-	(776)	325	-	1,945
Income Tax	(113)	158	-	-	-	-	(271)
Profit Sharing	(325)	-	-	-	(325)	-	-
Minority Interest	(30)	-	-	-	-	-	(30)
NET PROFIT	867	-	-	(776)	-	-	1,643

1. Hedge Fiscal: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments at the Cayman branch are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in a foreign branch and subsidiary, so that the Net Profit is protected from the FX variations related to the foreign exchange exposure of the income tax line.

2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses related to Banco Real.

 4.  Significant non-recurring events in the period: The gains related to the sale of Santander Seguros S.A. (“Santander Seguros”) to Zurich Santander Insurance America, stood at R$ 649 million. This value is registered as “Non-operating (expenses) income”. Additionally, we increased the provisions for contingencies in the same amount, during the period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer